Charming Medical Limited

Units 1803-1806, 18/F, Hang Lung Centre

2-20 Paterson Street, Causeway Bay, Hong Kong

May 27, 2025

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Christie Wong
Terence O’Brien
Lauren Sprague Hamill
Chris Edwards

Re:	Charming Medical Limited
Registration Statement on Form F-1
Submitted on May 14, 2025
File No. 333-287258

Dear Ms. Wong, Mr. O’Brien, Ms. Hamill, and Mr. Edwards,

This letter is being submitted in response to the letter dated May 19, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 submitted on May 14, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“F-1/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the F-1/A.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the F-1/A.

Form F-1 filed on May 14, 2025

Consolidated Financial Statements , page F-35

1.	We note your registration statement includes audited financial statements that are older than 12 months. Since this represents an initial public offering of your ordinary shares, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations as to why such update is not necessary in an exhibit. Refer to Instruction 2 to Item 8.A.4.

RESPONSE: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have filed the Request for Waiver and Representation under Item 8.A.4 of Form 20-F, as Exhibit 99.9 to the F-1/A. We respectfully advise the Staff that the Company is currently in the progress of preparing the updated financial information for the year ended March 31, 2025, thus the updated financial statements and other financial information in the filing will be submitted once ready.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Kit Wong
Name:	Kit Wong
Title:	Chief Executive Officer